Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2007-10-04
Your date

Your reference

[redacted]

07027234

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik strengthens its organization in powder technology, dated 3 October, 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

dw 10/16

SEC-brev 070614 Doncaster

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press release

Sandvik strengthens its organization in powder technology

Sandvik Materials Technology is strengthening its organization within the field of powder technology. During the first quarter 2008, Carina Andersson, currently Managing Director of Ramnäs Bruk, will become General Manager for powder technology within Sandvik Materials Technology .

"With the recruitment of Carina Andersson we will further strengthen the organization with expertise of conducting business development operations in the field of powder technology," says Peter Gossas, President of Sandvik Materials Technology. "This is part of our strategic plan with regard to development and manufacturing of powder-based materials and applications."

Sandvik Materials Technology's operations in powder technology involve research, development and manufacturing of customized components of high-alloyed steel as well as nickel- and cobalt-based alloys, production of powder-based billets at the company's plant in Surahammar, Sweden and of fine-grain, high-alloy powder in Wales in the UK.

Sandviken, 3 October 2007

Sandvik AB; (publ)

Additional information may be obtained from Peter Gossas, President of the Sandvik Materials Technology business area, tel.: +46-26-26 36 28.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. Annual sales in 2006 amounted to about SEK 19,300 M, with 8,600 employees. The product areas comprise Tube, Strip, Wire, Kanthal and Process Systems and MedTech.

END